

Mail Stop 3720

August 10, 2006

VIA U.S. MAIL AND FAX (202) 295-3231
Mr. Jeffrey Freimark
Chief Financial Officer
Intelsat, Ltd.
3400 International Drive, N.W.
Washington, D.C.   20008

> **Re: Intelsat, Ltd.**
> **Form 8-K , Section 4.01**
> **Filed August 10, 2006**
> **File No. 0-50262**

Dear Mr. Freimark:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01

> 1. We noted, per Deloitte & Touche' letter filed under Exhibit 16.1, their conclusion that they have *no basis on which to agree or disagree with your statements made in the second paragraph that none of the "reportable events" described in Item 304(a)(1)(v) of Regulation S-K have occurred during the fiscal years ended December 31, 2005 and 2004 and through August 3, 2006.* Considering that DT audited the financial statements of Intelsat Holding Corporation and Intelsat Corporation for the years ended December 31, 2005 and 2004, it is unclear to us how they arrived at their conclusion. Please tell us why and/ or otherwise ask your former auditors to revise their letter to explain why they have no basis to

agree or disagree with you on whether there were any Item 304(a)(1)(v) events reportable during the periods in question.

Please file an amended Form 8-K as appropriate and respond to these comments within five business days or tell us when you will respond.   Please understand that we may have additional comments after reviewing your filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call Kathryn Jacobson at (202) 551-3365.

Sincerely,

Kyle Moffatt
Accountant Branch Chief